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                              SECURITIES AND EXCHANGE COMMISSION


                                   Washington, D.C.  20549

                                    ________________________

                                          FORM 11-K



                        [ X ] ANNUAL REPORT PURSUANT TO SECTION 15 (d)
                              OF THE SECURITIES EXCHANGE ACT OF 1934

                              For the Fiscal Year Ended June 30, 1998
                                               OR
                       [  ] TRANSITION REPORT PURSUANT TO SECTION 15 (d)
                              OF THE SECURITIES EXCHANGE ACT OF 1934



                       DEFERRED COMPENSATION PLAN FOR OUTSIDE DIRECTORS OF
                                   TEXAS UTILITIES COMPANY

                                     Commission File No. 1-12833

                                         ____________________

                                      TEXAS UTILITIES COMPANY


                        Energy Plaza, 1601 Bryan, Dallas, Texas 75201-3411


                (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)


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                                         TABLE OF CONTENTS


     FINANCIAL STATEMENTS                                                Page
                                                                         ____

       The following financial statements are furnished for the Plan:

         Statements of Financial Condition at June 30, 1998 and 1997.....  3

         Statements of Income and Changes in Plan Equity for the
           years ended June 30, 1998, 1997 and 1996......................  4

         Notes to Financial Statements...................................  5

         Schedules I, II and III have been omitted because the required information is shown in the financial statements, notes or the information is not applicable to this Plan.


     INDEPENDENT AUDITORS'REPORT........................................  7

     PLAN ADMINISTRATOR'S SIGNATURE.....................................  8

     EXHIBIT

       The following exhibit is filed herewith:

          Independent Auditors'Consent..................................  9

                     DEFERRED COMPENSATION PLAN FOR OUTSIDE DIRECTORS OF
                                    TEXAS UTILITIES COMPANY

                               STATEMENTS OF FINANCIAL CONDITION


                                                                                      June 30,
                                                                                -------------------
              ASSETS AND PLAN EQUITY                                             1998        1997
                                                                                 ----        ----

Investment in Securities of Participating Employers --
     Common stock of Texas Utilities Company,
     At fair value as determined by quoted market prices
      (Historical cost: 1998 -- $1,208,438; 1997 -- $779,569) (Note 2)...... $1,351,626     $704,652

Dividends receivable........................................................     17,859       10,742

Cash and cash equivalents...................................................        123          426
                                                                             ----------     --------

     Total Assets and Plan Equity........................................... $1,369,608     $715,820
                                                                             ==========     ========

See accompanying Notes to Financial Statements.

                           DEFERRED COMPENSATION PLAN FOR OUTSIDE DIRECTORS OF
                                        TEXAS UTILITIES COMPANY

                             STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY


                                                                            For The Year Ended June 30,
                                                                        ----------------------------------

                                                                            1998         1997       1996
                                                                            ----         ----       ----
Additions (deductions):
  Net investment income:
    Dividends on common stock of Texas Utilities Company..............  $   68,511     $ 41,604   $ 24,328
    Interest..........................................................         490          424        454
                                                                        ----------     --------   --------

           Net investment income......................................      69,001       42,028     24,782
                                                                        ----------     --------   --------


  Appreciation (depreciation) of investments (Note 2).................     218,087     (162,918)    89,838
                                                                        ----------     --------   --------

 Contributions and deposits (Note 3):
   Participating directors'compensation deferrals.....................     183,750      187,500    181,250
   Company matching...................................................     183,750      187,500    181,250
                                                                        ----------     --------   --------
      Total contributions and deposits................................     367,500      375,000    362,500
                                                                        ----------     --------   --------

       Total additions................................................     654,588      254,110    477,120
                                                                        ----------     --------   --------
Withdrawals, lapses and forfeitures:
  Distributions to plan sponsor.......................................         800          --         472
  Reversions..........................................................          --          --      14,938
                                                                        ----------     --------   --------

       Total withdrawals, lapses and reversions.......................         800          --      15,410
                                                                        ----------     --------   --------

  Net additions.......................................................     653,788     254,110     461,710

Plan Equity, Beginning of Year........................................     715,820     461,710         --
                                                                        ----------    --------    --------
Plan Equity, End of Year..............................................  $1,369,608    $715,820    $461,710
                                                                        ==========   =========    ========

See accompanying Notes to Financial Statements.

                            DEFERRED COMPENSATION PLAN FOR OUTSIDE DIRECTORS OF
                                             TEXAS UTILITIES COMPANY

                                           NOTES TO FINANCIAL STATEMENTS


1. Plan Description -- The Deferred Compensation Plan for Outside Directors of
   ----------------
   Texas Utilities Company (Plan) was approved and authorized by the Board of Directors of Texas Utilities Company (Company) on May 19, 1995, effective July 1, 1995. Members of the Board of Directors of the Company who are not current or former officers or employees of the Company or any of its subsidiaries (Outside Directors) are eligible to participate in the Plan. The Plan allows Outside Directors of the Company to defer a percentage of their compensation, which is defined as the annual Board retainer. The Company will make a matching award equal to 100% of such deferred compensation. The maturity period, elected by the participants, is not fewer than 3 years and not more than 10 years. In the event a participant's service is terminated because of death or disability, all amounts in the participant's account shall mature upon such termination. If the participant terminates service prior to the end of a Plan Year, the deferred amount, the Company match and the dividend equivalent credits will be recomputed as of the termination date. In the event a participant's termination results for reasons other than death or disability, all amounts credited to an account, except as provided in the event of a participant's termination prior to the end of a Plan Year, shall mature at the end of the applicable maturity period.

   The number of participants at both June 30, 1998 and 1997 was 9.

2. Summary of Significant Accounting Policies:
   ------------------------------------------

   Basis of Accounting -- The financial statements of the Plan are prepared
   -------------------
   under the accrual method of accounting.

   Use of Estimates -- The preparation of financial statements requires the
   ----------------
   use of significant estimates and assumptions by management, actual results could differ from those estimates.

   Expenses -- All costs and expenses of the Plan and its administration, are
   --------
   paid by the Company.

3. Plan Investments -- The cost, market value and appreciation
   ----------------
   (depreciation) of investments at June 30, 1998, 1997 and 1996 are as as follows:


                                                             Number of     Historical    Market    Appreciation
                                                              Shares          Cost        Value   (Depreciation)
                                                             ---------     ----------    ------   --------------
    Common stock of Texas Utilities Company--June 30, 1998   32,472 (a)      $1,208,438  $1,351,626   $ 218,087
    Common stock of Texas Utilities Company--June 30, 1997   20,462 (b)         779,569     704,652    (162,918)
    Common stock of Texas Utilities Company--June 30, 1996   10,675 (c)         368,351     456,371      89,838

   (a) Represents 0.0116% of the outstanding shares of common stock of Texas
       Utilities Company (279,572,743 at June 30, 1998).
   (b) Represents 0.0091% of the outstanding shares of common stock of Texas
       Utilities Company (224,649,557 at June 30, 1997).
   (c) Represents 0.0048% of the outstanding shares of common stock of Texas
       Utilities Company (224,602,557 at June 30, 1996).

   The investment in the Company's common stock (stated in terms of performance units for each participant) is stated at market value based upon the last reported sale price on recognized exchanges on the last business day of the Plan Year. The cost basis of plan investments is determined on an average cost basis. All costs and expenses of the Plan and its administration, except expenses incurred in the acquisition or disposition of investments, are paid by the Plan sponsor.

   Net plan investments value at June 30, 1998, 1997 and 1996 was $41.625, $34.4375 and $42.75 per unit, respectively.

4. Plan Contributions -- Contributions by the Company and participants'
   ------------------
   compensation deferrals for the year ended June 30, 1998, 1997 and 1996 were as follows:

                                   Participating
                                    Directors'        Contributions        Total
           Company           Compensation Deferrals     by Company     Contributions
       ---------------       ----------------------   -------------    -------------

   Texas Utilities Company
         June 30, 1998            $183,750               $183,750       $367,500
         June 30, 1997            $187,500               $187,500       $375,000
         June 30, 1996            $181,250               $181,250       $362,500

5. Distributions Payable -- During the year ended June 30, 1996, one
   ---------------------
   participant retired from service as an Outside Director. The value of the participant's 1,223.38 and 1,157.56 performance units at June 30, 1997 and 1996, respectively, and of the dividend equivalent credits earned thereon will be determined on June 30, 1998, the end of the maturity period, and distributed to the participant.

   Maturing in 1998, Director deferrals and matching award for Plan year ended June 30, 1996 - total $361,256.

6. Federal Income Taxes  -- The Plan does not, and is not intended to, meet the
   --------------------
   requirements of a tax-qualified plan under Section 401(a) of the Internal Revenue Code (Code). Therefore, the trust which the Company has established under the Plan in order to provide Plan benefits is not exempt from federal income taxes under Section 501 (a) of the Code.

   Based on the  Code and the regulations thereunder as currently in effect:

     (a) A participant's elective deferrals under the Plan, matching awards, incentive awards, and any dividends, interest or other income thereon will not be subject to federal income tax until the year such amounts are paid or otherwise made available to the participant.

     (b) Elective deferrals under the Plan are not deductible by the participant on his or her federal income tax return, since elective deferrals are not includable in the participant's income.

     (c) Amounts distributed under the Plan will be taxable as ordinary income to the participant in the year of such distribution.

7. Plan Administration Fees -- All administrative fees are paid by the
   ------------------------
   Company, the Plan sponsor.

8. Amendment or Termination -- The Company's Board of Directors may amend,
   ------------------------
   terminate, or suspend the Plan at any time. An amendment or modification of the Plan may affect active participants as well as future participants, but no amendment or modification of the Plan for any reason may diminish any participant's account as of the effective date thereof. Upon termination of the Plan, the deferred amount, matching award, and dividend equivalent credits will be recomputed as of the date of termination.

INDEPENDENT AUDITORS' REPORT


Organization and Compensation Committee,
  Deferred Compensation
  Plan for Outside Directors of Texas Utilities Company:

We have audited the statements of financial condition of the Deferred Compensation Plan for Outside Directors of Texas Utilities Company as of June 30, 1998 and 1997 and the related statements of income and changes in plan equity for each of the three years in the period ended June 30, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan at June 30, 1998 and 1997 and the related plan income and changes in plan equity for each of the three years in the period ended June 30, 1998, in conformity with generally accepted accounting principles.




DELOITTE & TOUCHE LLP

Dallas, Texas
September 22, 1998

                                        SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Organization and Compensation Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                           DEFERRED COMPENSATION PLAN FOR OUTSIDE DIRECTORS
                                        OF TEXAS UTILITIES COMPANY



                                     By    /s/  Peter B. Tinkham
                                       -------------------------------------
                                                Plan Administrator
                                     Organization and Compensation Committee

September 28, 1998